AMERICAN BAR ASSOCIATION MEMBERS/STATE STREET COLLECTIVE TRUST
Free Writing Prospectus Dated October 26, 2009
Relating to Prospectus Dated July 2, 2009
The American Bar Association Members/State Street Collective Trust (the “Collective Trust”) has filed a registration statement (including the
Prospectus) and related free writing prospectuses (collectively, the “Program Prospectus”) with the Securities and Exchange Commission (the
“SEC”) for the offering to which this communication relates.  Before you invest, you should read the Prospectus in that registration statement and other documents the Collective Trust has filed with the SEC for more complete information about the Collective Trust and this offering. You may get these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the Prospectus from
State Street by calling toll free (800) 348-2272 or at www.abaretirement.com.
Filed Pursuant to Rule 433
Registration No. 333-159466

18.7
20.5
18.8
16.6
-5.0
0.0
5.0
10.0
15.0
20.0
25.0
30.0
Second Quarter Since Inception
MidCap Index Equity Fund
S&P 400 MidCap Index
FUND MANAGER: State Street
FUND INCEPTION DATE: February 2009
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OBJECTIVE:
The investment objective of the Mid Cap Index Equity Fund is to replicate the total rate of return of the S&P MidCap 400 Index by investing generally in securities included in such index.
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COMPARATIVE MARKET INDEX: S&P 400 MidCap Index
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FUND CATEGORY: U.S. Stock Index Fund
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ASSET ALLOCATION: U.S. Stocks 100%
Non-U.S. Stocks 0%
Bonds 0%
Cash 0%
TOP 10 HOLDINGS
(Represents 6% of Fund)
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1. Vertex Pharmaceuticals 6. Newfield Exploration
2. Ross Stores 7. Henry Schein
3. Priceline.com 8. Cerner
4. Everest RE Group 9. URS
5. Pride International 10. Roper Industries
FINANCIAL STATISTICS
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Price/Earnings Ratio 15.1x
Total Assets $4.5 Million
Wtd Avg Capitalization         $2.4 Billion
TOP SECTORS
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Financials 17.7% Utilities 6.7%
Consumer Disc. 15.5% Energy 6.2%
Industrials 14.7% Consumer Staples 4.0%
Technology 14.6% Telecommunications 0.6%
Healthcare 12.8% Other 0.0%
Materials 7.2% Cash 0.0%
OPERATIONAL INFORMATION
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Expenses:          0.89%
Sales Charge:    None
State Street
100%
MID CAP INDEX EQUITY FUND
Data as of 6/30/2009
A Fund under the American Bar Association Members/State Street Collective Trust
Prepared by:
ABA Retirement Funds Program  www.abaretirement.com
P.O. Box  5142  Boston, MA  02206-5142  (800) 348-2272
PERFORMANCE
Rates of Return Ending 6/30/2009
INVESTMENT ADVISOR
Advisor
Since 2/09
EQUITY STYLE
Value   Blend  Growth
Large
Medium
Small
RISK PROFILE
Volatility Measure
Low High
Fund and benchmark performance since inception 2/3/2009.
The performance of the Fund for the period from inception to June 30, 2009 exceeded that of its benchmark index due primarily to significant purchases of Fund Units having been made on certain days on which the index experienced significant declines, with the result that the Fund's performance on such days exceeded that of the index due to the time delay involved in the investment of the proceeds of such Units in the index.
This Fund is not a mutual fund and is not registered as an investment company under the Investment Company Act of 1940 and, therefore, is not subject to compliance with the requirements of such act or the protections afforded thereunder. In addition, Units of the Fund are not deposits of or obligations of, or guaranteed or endorsed by, State Street
Bank and Trust Company, State Street Global Advisors, State Street, or its
affiliates, are not insured by the Federal Deposit Insurance Corp., the
Federal Reserve Board, or any other agency, and involve risks including the possible loss of principal. Please review the Program Prospectus for complete information regarding the Fund and the Program, including fees and expenses. The attached Glossary contains definitions of, and additional information with respect to, the terms used herein and is an integral part hereof.

ALPHA:
This measure utilizes the portfolio’s beta relative to the benchmark index to produce the fund’s return if the comparative index return were zero.  In this case, the benchmark is adjusted to have a similar risk profile as the fund by multiplying the index return by the fund’s beta. This is calculated over the most recent 5-year period or over the life of the fund if it has less than 5 years of history.
AVERAGE CAPITALIZATION:
Capitalization of a stock equals the market price of the stock multiplied by the number of shares outstanding and is an indication of the total market value of the issuing company.
AVERAGE MATURITY:
Maturity measures the average time period (in years) from today to the date on which the bonds in the portfolio are due to be paid. A longer maturity indicates higher sensitivity to interest rate fluctuations.
BETA:
Beta indicates a stock fund’s sensitivity to market movements by depicting how closely the fund tracks the comparative market index.
The beta of the comparative market index is 1.00. A fund with a beta of 1.10 typically rises 10% more than the index in rallies, but falls
10% more than the index in downturns.  This is calculated over the most recent 5-year period or over the life of the fund if it has less than 5 years of history.
BOND PROFILE AND PORTFOLIO PROFILE:
The bond and portfolio profile boxes are qualified by the information set forth in the Program Prospectus relating to the Fund.  Please refer to the strategy, investment guidelines and restrictions and risk factors of the Fund as set forth in the Program Prospectus.  The
“Summary of Funds” chart contained in the Program Prospectus also provides additional information on the Fund’s estimated maturity or duration
.
CREDIT QUALITY - S&P RATINGS:
Standard & Poor’s provides independent ratings of the
creditworthiness of issuers of fixed income securities. Securities of the highest credit quality receive AAA ratings.
EXPENSE RATIO:
Reflects the annualized expense ratio of a Fund based on total assets of the Program on June 30, 2009 and utilizing fee rates in effect on June 30, 2009.  All performance is reported net of these charges.  The asset-based fees charged against the Funds accrue daily and vary in amount to some degree depending on the total assets of the Program.  Please refer to the Program Prospectus for a detailed breakdown of fees and expenses.
EQUITY STYLE:
The equity style box is qualified by the information set forth in the
Program Prospectus relating to the Fund.  Please refer to the strategy, investment guidelines and restrictions and risk factors of the Fund as set forth in the Program Prospectus.
Definitions of terms used in the EnnisKnupp investment fund reports for funds under the
ABA Retirement Funds / State Street Collective Trust
GLOSSARY OF TERMS
Prepared by:
ABA Retirement Funds Program  www.abaretirement.com
P.O. Box  5142  Boston, MA  02206-5142  (800) 348-2272
MODIFIED ADJUSTED DURATION:
An indication of a bond fund’s sensitivity to changes in interest rates.
A longer duration indicates higher sensitivity.
PRICE/EARNINGS RATIO:
Asset weighted average of the price to earnings ratio of the fund’s stocks. A stock’s P/E ratio equals its market price divided by its earnings per share for the past 12 months.
RISK PROFILE: The risk profile box is qualified by the information set forth in the Program Prospectus relating to the Fund.  Various events, factors and conditions could materially affect performance and could materially change the volatility, risk and investment return characteristics of the Fund.  Please refer to the strategy, investment guidelines and restrictions, and risk factors of the Fund as set forth in the Program Prospectus.  The “Summary of Funds” chart contained in the Program Prospectus also provides additional information on a
Fund’s risk to principal, estimated maturity or duration, primary source of potential return and volatility of return, as applicable.
R-SQUARED:
The percentage of a fund’s total return which is attributable to comparative market index movements.  This is calculated over the most recent 5 year period or over the life of the fund if it has less than 5 years of history.
SHARPE RATIO:
Average return, less the risk-free return, divided by the standard deviation of return. The relationship measures the relationship of reward to risk in an investment strategy. The higher the ratio, the safer the strategy.
STATE STREET:
State Street Bank and Trust Company of New Hampshire, is a trust company organized and existing under the laws of the State of
New Hampshire and the trustee of the American Bar Association
Members/State Street Collective Trust, operates and administers the Funds and is a wholly-owned subsidiary of State Street Bank and Trust Company.
STATE STREET BANK AND TRUST COMPANY:
State Street Bank and Trust Company is a trust company organized and existing under the laws of the Commonwealth of Massachusetts and is a wholly-owned subsidiary of State Street Corporation.
STATE STREET GLOBAL ADVISORS (SSgA):
State Street Global Advisors (SSgA) is a division of State Street
Bank and Trust Company.
TOP SECTORS:
The percentage of the fund’s assets invested within noted
economic sectors.
TOTAL ASSETS:
The total amount of all assets invested in the fund.
YIELD TO MATURITY:
The total annual return provided by a bond if held to maturity.